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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



          For the month of            February 2,          , 2000.
                             -----------------------------

                                 Transtel S.A.
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                (Translation of Registrant's Name Into English)


      Calle 15 #33-289, Autopista, Cali-Yumbo Km.2, Cali-Valle, Colombia
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                   (Address of Principal Executive Offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F [X]    Form 40-F
                                    ------            --------

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                            Yes         No     [X]
                                            __________

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    .)
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Changes in Registrant's Certifying Accountants

     Effective January 5, 2000, Transtel S.A. (the "Registrant") replaced Price Waterhouse as independent accountants for the Registrant with Deloitte & Touche LLP. The Registrant's decision to change accountants was approved by its shareholders.

     The reports of Price Waterhouse on the Registrant's consolidated financial statements as of December 31, 1998 and December 31, 1997 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the Registrant's two most recent fiscal years and through January 5, 2000, there have been no disagreements with Price Waterhouse on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Price Waterhouse would have caused them to make reference thereto in their report for such years.

     The Registrant has provided Price Waterhouse with a copy of the foregoing disclosures.



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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 Transtel S.A.
                                         -----------------------------
                                                 (Registrant)



Date:  February 2, 2000                   By:  /s/ Guillermo O. Lopez
                                        --------------------------------
                                        Name:   Guillermo O. Lopez
                                        Title:  President